Exhibit 77D

	Policies with respect to security investments


Effective July 1, 2007, the investment practices of Pacific
Life Funds were changed as follows:

The PL Comstock and the PL Mid Cap Growth Funds' investment practices were changed to:

*	allow each Fund to invest up to 15% of its total
assets in Real Estate Investment Trusts (Resolution 1)


Effective July 1, 2007, the investment practices of the Pacific Life Funds were changed as follows:

The PL Managed Bond and the PL Inflation Managed Funds' investment practices were changed to:

*	allow each Fund to invest in loan assignments
(Resolution 2)